
09038894

City National

City National Corporation
2008 Summary Annual Report



FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share amounts	2008	2007	Percentage Change
FOR THE YEAR			
Total revenue	$ 866,880	$ 911,474	(5)%
Net income	104,956	222,713	(53)
Net income available to common shareholders	102,511	222,713	(54)
Net income per common share, basic	2.14	4.62	(54)
Net income per common share, diluted	2.11	4.52	(53)
Dividends per common share	1.92	1.84	4
AT YEAR END			
Assets	$ 16,455,515	$ 15,889,290	4%
Securities [1]	2,440,468	2,756,010	(11)
Loans and leases	12,444,259	11,630,638	7
Deposits	12,652,124	11,822,505	7
Common shareholders' equity	1,653,925	1,655,607	0
Total shareholders' equity	2,044,014	1,655,607	23
Book value per common share	34.33	34.61	(1)
AVERAGE BALANCES			
Assets	$ 16,028,821	$ 15,370,764	4%
Securities [1]	2,398,285	2,833,489	(15)
Loans and leases	12,088,715	11,057,411	9
Deposits	11,899,642	12,236,383	(3)
Common shareholders' equity	1,683,081	1,599,488	5
Total shareholders' equity	1,726,989	1,599,488	8
SELECTED RATIOS			
Return on average assets	0.65%	1.45%	(55)%
Return on average common shareholders' equity	6.09	13.92	(56)
Tier 1 leverage ratio	10.44	7.97	31
Tier 1 risk-based capital ratio	11.71	9.31	26
Total risk-based capital ratio	13.40	11.27	19
Period-end common shareholders' equity to period-end assets	10.05	10.42	(4)
Period-end tangible common shareholders' equity to period-end tangible assets	7.23	7.39	(2)
Period-end shareholders' equity to period-end assets	12.42	10.42	19
Dividend payout ratio, per common share	88.50	40.13	121
Net interest margin	4.20	4.45	(6)
Expense-to-revenue ratio	66.77	58.21	15
AT YEAR END			
Assets under management [2]	$ 30,781,865	$ 37,268,529	(17)%
Assets under management or administration [2]	47,519,777	58,506,256	(19)

[1] Includes trading account securities.

[2] Excludes $4.7 billion and $12.4 billion of assets under management for an asset manager in which City National held a minority ownership interest as of December 31, 2008 and December 31, 2007, respectively.

TO OUR SHAREHOLDERS

To say that 2008 was an extraordinary year for the American economy and its financial system would be an understatement. Many things occurred that were unexpected and perhaps unimaginable: AIG, Bear Stearns, Lehman Brothers, Fannie and Freddie, Wachovia, TARP, WaMu, IndyMac, Countrywide, Madoff, General Motors. The list goes on, as will the repercussions and additional issues in 2009.

The U.S. economy isn't just going through a recession. In our view, it's going through an economic realignment. The economy grew on a toxic brew of easy credit, excessive debt and inflated spending combined with many shortcomings, including damaging unregulated practices, opaque and misunderstood financial products, inaccurate risk assessments and ratings, and excessive optimism and greed. It was an economy on credit steroids that is now going through a painful detox, and it is on its way to becoming a leaner but healthier economy in the future.

Certainly neither City National nor its clients are immune to the recession and its many repercussions, but it is worth emphasizing that the company has *none* of the major headline-grabbing pitfalls that continue to contribute to this downward economic spiral. City National has no subprime mortgages or subprime CDOs, no credit default swaps, and no auto loans or consumer credit card debt to be concerned about.

A Profitable Year

Even in this economy, City National had its 16th consecutive year of profitability in 2008, finishing with higher levels of capital, assets and loans than ever before and a near record level of core deposits. Of course the weak economy, very low interest rates, and the steep drop in the housing and equity markets had a negative impact on earnings, which were significantly reduced year-over-year. *Nonetheless, City National finished the year profitably with $102.5 million of net income available to common shareholders.*

City National was not only profitable in 2008, but its underlying business remained solid. The company continued to make loans to creditworthy entrepreneurs, professionals, their businesses and their families. Meaningful loan growth in today's environment reflects City National's ability to expand its client relationships and meet clients' credit needs while maintaining prudent credit standards.

With nearly 90 percent of its loans funded through low-cost deposits, City National has strong liquidity and a particularly robust net interest margin – a meaningful



Russell Goldsmith *(Left)*
President and CEO
City National Corporation

Chairman and CEO
City National Bank

Bram Goldsmith
Chairman
City National Corporation


900
600
300
$0
04
05
06
07
08

Figure 1

EARNINGS AND REVENUE ($ millions)

- Net Interest Income
- Noninterest Income
- Net Income Available to Common Shareholders

competitive advantage. The company's deposit base continued to grow in 2008, and we were pleased to welcome many new clients who were attracted to City National's strength and stability and its reputation as a premier service and relationship-oriented business and private bank with excellent capabilities, expertise, products and people.

Earnings and Revenue ($ millions)

See Fig. 1

Despite challenging economic conditions, City National recorded its 16th consecutive year of profitability in 2008. The company earned more than $102 million on revenue of $867 million.

With total assets of $16.5 billion, with average loan balances growing by more than $1 billion or 9 percent, with core deposits up 2 percent to $10.6 billion (representing a remarkable 89 percent of total average deposits), and with a double-A credit rating placing it among the top 1 percent of all U.S. banks, City National is well-positioned for what is certainly a very challenging economy in 2009.

Solid Credit Reserves

City National remained profitable in 2008 even while adding significantly to its allowance for loan and lease losses. At $224 million, or 1.80 percent of total loans and leases, our allowance today is well above the median ratio of 1.62 percent for our mid-cap bank peers.

Nonaccrual loans and net charge-offs ended the year higher than they were in 2007, which is not surprising in light of the deepening economic recession. Roughly one-half of City National's net charge-offs were contained in the company's residential home builder construction portfolio, which accounts for less than 4 percent of total loans.

The rest of the company's construction and commercial real estate loans held up reasonably well last year, and the same was true of loans to business borrowers. Still, we expect the economy to place additional stress on business and commercial real estate clients in 2009.

City National's $3.4 billion portfolio of home mortgage loans, made principally to its private banking clients, remains particularly strong, backed by a 50 percent average loan-to-value ratio at origination and a median FICO score of better than 760. There are no brokered loans or subprime or option adjustable-rate mortgages in this portfolio.

A Strong Balance Sheet

City National has been very well-capitalized for many years, and by the end of 2008 its tangible common equity ratio stood at 7.23 percent, which is quite strong.

In October, the company became one of the first regional banks selected to participate in the U.S. Treasury Department's Capital Purchase Program. The government's $400 million investment in preferred stock and warrants provided additional capital that enhanced City National's lending capacity and further strengthened its fortress balance sheet. This increased client confidence in City National and strengthened the company's ability to weather an even more difficult economy than is anticipated.

The Treasury's investment increased City National's Tier 1 risk-based capital ratio from 9.3 percent one year ago to 11.7 percent, which is significantly higher than the median ratio of America's 50 largest banks.

Well-Prepared

Since World War II, the nation has cycled through 10 economic recessions, each lasting an average of 10 months. Already well into its second year, this one is decidedly different.

This is no ordinary time in America and no time for "business as usual." The U.S. economy is going through a serious adjustment that will take time to stabilize and will continue to inflict damage in 2009. Many companies – like City National – are faced with difficult decisions and challenging choices. City National will continue to meet the appropriate financial needs of its remarkable clients and the communities it serves while forging ahead prudently – guarding credit quality, limiting risk, controlling costs, adding new clients, and investing selectively and wisely for the future.

Earnings Per Diluted Share ($) ▶

See Fig. 2

The weak economy had a negative impact on earnings, which were significantly reduced year-over-year. Nonetheless, City National posted earnings per diluted share of $2.11 in 2008.

We expect the headwinds of a protracted recession to put a damper on loan demand and growth and to keep credit costs higher than they were in 2008. In addition, the federal funds rate is near zero, and that will continue to put pressure on our net interest margin and earnings.

Added to these pressures is the dramatically increased expense of FDIC deposit coverage, which is going up exponentially for all banks at precisely the worst time.


5
4
3
2
1
$0
04
05
06
07
08

Figure 2

EARNINGS PER DILUTED SHARE ($)


12
9
6
3
$0
04
05
06
07
08

Figure 3

AVERAGE LOANS
($ billions)

- Commercial
- Construction and Commercial Real Estate
- Residential First Mortgage
- Equity Lines of Credit
- Other

Nonetheless, to further ensure safety and soundness at City National, the company has also opted into the FDIC's Transaction Account Guarantee Program, which offers *unlimited* federal insurance coverage for qualifying deposits through the end of 2009.

We also are assuming that, after declining dramatically in the first quarter of 2009, financial markets overall will remain volatile through much of the year, which may curb the growth of wealth management fee revenue.

Average Loans ($ billions)
See Fig. 3

City National's average loan balances reached $12.1 billion in 2008. The company added approximately $1 billion in average loan balances last year.

In the face of all of this, City National entered the new year hoping for the best, but prepared for the worst. In 2009, credit quality remains job No. 1 as it was in 2008. City National will maintain strong underwriting standards and keep a close watch over its loan portfolio. We do expect that additions to our allowance for loan and lease losses will exceed those set aside in 2008, but that they will be manageable.

In light of the challenging operating environment we anticipate, City National is also focusing on expense management. This includes freezing salaries throughout the organization in 2009, reducing and in some cases (including us and our other two senior corporate executives) eliminating bonuses and prudently reducing the dividend paid to our shareholders. In January 2009, the company's Board of Directors approved a substantial reduction in the quarterly common stock cash dividend paid to its shareholders to $0.25 per share. Each year the company's dividend is determined by the Board largely on the basis of the previous year's earnings, and this reduction is primarily a reflection of reduced earnings in 2008.

Investing for the Future

Although prepared for another year of recession, City National is not standing idly by, waiting for an economic turnaround. Eventually, the nation will come out of this recession, and when it does, City National intends to be well-positioned to take advantage of the many opportunities that will present themselves. There are also attractive opportunities for prudent growth despite the recession this year. There is a great deal that the company can do – and is doing – to make the most of 2009 and to prepare for a brighter long-term future.

Consider some of the investments City National made last year:

New People

City National has always put a top priority on the remarkable talent that this organization has and can add. In these volatile times, City National is particularly well-positioned to attract some valuable new colleagues. We believe in capitalizing, very selectively, upon these opportunities.

The company recently named Richard Gershen to oversee its extensive wealth management business, including City National Asset Management and City National Securities, as well as the bank's personal trust and business trust services and its eight majority-owned asset management affiliates. Rich brings to City National more than three decades of wealth management and financial services industry experience, most recently with Evergreen Investments, a division of Wachovia, where he was executive managing director of business management and strategy. Richard Weiss, City National's executive vice president and chief investment officer, also served as an effective interim head of this area and has been promoted to the company's Executive Committee along with Rich Gershen.

Recognizing the great value of City National's deposit base, the company added a very effective and experienced California banker, James Daley, to head the company's newly consolidated Treasury Services Division. In this position, he is leading our Cash Management Services, Specialty Deposits and Correspondent Banking units to even greater success.

Average Deposits ($ billions)
See Fig. 4

City National added a number of new clients and new funds from current client relationships due to a "flight to quality." As a result, average core deposits grew to $10.6 billion in 2008, comprising nearly 90 percent of the company's deposit balances.

Another area of opportunity for City National is in its trust businesses. We were pleased to add Michael Dowling, with more than 30 years of trust and wealth management experience, to lead, grow and enhance City National's personal trust business.

City National also successfully recruited a limited number of very skilled bankers in 2008, and last summer Convergent Wealth Advisors (City National's newest asset management affiliate serving the needs of the ultra-high-net-worth segment) added 18 skilled investment


12
9
6
3
$0
04
05
06
07
08
Core
Other

Figure 4
AVERAGE DEPOSITS
($ billions)


60
50
40
30
20
10
$0
04
05
06
07
08

Figure 5

ASSETS UNDER MANAGEMENT OR ADMINISTRATION
($ billions)

Management
Administration

professionals who already have brought in billions of dollars of client assets.

Convergent Wealth Advisors opened a new office in Los Angeles last spring. This gives our California and Nevada clients access to its capabilities and adds the robust Southwestern region to Convergent's existing offices in metropolitan Washington, D.C., New York, Philadelphia, Portland and Atlanta.

Assets Under Management or Administration ($ billions)

See Fig. 5

City National's money-market funds and managed fixed-income accounts grew during a year of tremendous market volatility. However, this growth was offset by significantly lower equity market valuations. At year-end 2008, assets under management or administration totaled nearly $48 billion.

New Products

City National continued to innovate last year, introducing its first premium card rewards program that enables clients to consolidate points from all of their City National Visa® credit and debit cards, both personal and business. In addition, City National Green Checking and Green Savings were introduced for clients who like to do their banking electronically and, at the same time, make a positive contribution to the environment. Remit Advantage,℠ the latest addition to City National's extensive suite of cash management services, offers a host of specialized payment services to better serve homeowner associations, property management companies and other business clients in all our markets. City National EASI Link℠ continued to be well-received by clients who recognize the tremendous value of this proprietary, state-of-the-art technology solution that allows City National clients to conduct treasury activities directly from their own accounting software for increased efficiency and productivity.

New Banking Offices

While branch expansion has slowed significantly, City National is still expanding strategically, but in a very measured way. In 2008, one new bank branch was opened in the Los Angeles South Bay community of Manhattan Beach and an Orange County branch was relocated and upgraded, while two Nevada offices were consolidated into one. City National's office in New York recently expanded and continues to grow nicely. The company also is opening its second branch in downtown San Francisco in early April, which will bring the total number of City National banking offices to 63.

Business Development

The current economic turmoil and industry consolidation present City National with some near-term opportunities to attract new clients from institutions that have been weakened, distracted or eliminated altogether. This will receive the attention of many of our colleagues and most of our marketing dollars in 2009.

These and other investments should enable City National to take advantage of some attractive opportunities.

Remaining Focused

Focus is one of City National's key competitive advantages. This company has no interest in trying to be all things to all people. Instead, for 55 years it has strived to meet the needs of entrepreneurs, professionals and investors, their businesses and their families. In addition, City National is very focused on the performance, productivity and morale of its organization – and not distracted or jeopardized by troubled acquisitions.

To enhance this effort, one year ago two distinct lines of business were established for private and commercial banking, led by Michael Pagano and Rod Banks, respectively. Preferred Banking was introduced in our branch system to better meet the needs of the emerging affluent, and the company continued to focus on growing the number of niche industries that it is uniquely qualified to serve with a full set of highly tailored banking and wealth management solutions. All of these initiatives are producing improved results for the bank and bode well for its future.

City National's wealth management business also presents significant opportunities for additional growth. It is worth noting that brokerage and mutual fund fees continued to grow in 2008, despite the volatility and sharp downturn in the stock market. The company serves the three largest high-net-worth markets in the United

Total Corporate Assets ($ billions)

See Fig. 6

City National's assets reached an all-time high of $16.5 billion at year-end 2008, up 4 percent from the previous year. The company remains strong, profitable, adequately reserved and well-capitalized.


16
12
8
4
$0
04
05
06
07
08

Figure 6

TOTAL CORPORATE ASSETS ($ billions)

States – New York, San Francisco and Los Angeles. Through City National Asset Management, City National Securities and our eight majority-owned investment affiliates, the company now manages or administers nearly $48 billion in client investment assets, generating 24 percent of its total revenue.

While client service is one of the keys to the growth and success of the company's wealth management business, another is performance. We're pleased to report that, in a very tough market environment, once again City National Asset Management outperformed most of its key investment benchmarks. It's no coincidence that in 2008, *Barron's* named City National to its list of the nation's top wealth managers – for the eighth year in a row.

Conclusion

The financial services industry and the U.S. economy are facing very tough challenges as they cross this turbulent economic river. America's economy has weathered any number of challenges over the years, and it will eventually get through this one, albeit with greater difficulty and over a longer period of time than we've seen in the past.

For the financial services industry in particular, it's back to basics. That means a return to more traditional banking and the "old-fashioned" virtues of stable deposit funding, responsible credit standards and strong client relationships.

These are the fundamental principles that have enabled City National to succeed for more than 55 years. We are optimistic that City National will emerge from this recession stronger than ever and well-prepared to meet the financial needs of its clients, to continue serving the interests of its communities, colleagues and shareholders, and to take advantage of the many opportunities that lie ahead. We will do this while acting as a trusted advisor to our clients, delivering outstanding financial solutions and service as we strive to become the most recommended financial provider in the communities we serve.

In Appreciation

We want to thank all of the people who are responsible for City National's continuing success.

We are especially grateful to the members of City National's Executive Committee and all of the company's 3,000 colleagues. This is an exceptional team – a diverse team with integrity, tremendous ability, a strong work ethic and a sense of humanity and humor. Thanks to their talent, dedication, effectiveness and results, City National continues to grow stronger every day.

City National is also fortunate to have strong relationships with thousands of remarkable clients. We're deeply grateful to them. In addition, City National is proud to be delivering on its commitment to give back to the communities that it serves in a wide variety of ways.

We also thank City National's outstanding Board of Directors for their invaluable counsel and support and their energy and involvement as this company successfully navigates through these challenging times.

Finally, we want to express our deep appreciation to you – City National's shareholders – for your continued commitment to and confidence in City National, which we believe will be well-rewarded in the years ahead.

Sincerely,



Russell Goldsmith
President and CEO
City National Corporation

Chairman and CEO
City National Bank



Bram Goldsmith
Chairman
City National Corporation

March 6, 2009

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts	2008	2007	2006
	For the year ended December 31,		
Interest income	$ 784,688	$ 894,101	$ 826,315
Interest expense	184,792	285,829	220,405
Net interest income	599,896	608,272	605,910
Provision for credit losses	127,000	20,000	(610)
Net interest income after provision for credit losses	472,896	588,272	606,520
Noninterest income	266,984	303,202	242,370
Noninterest and minority interest expense	587,519	538,101	482,004
Income before taxes	152,361	353,373	366,886
Income taxes	47,405	130,660	133,363
Net income	$ 104,956	$ 222,713	$ 233,523
Less: Dividends on preferred stock	2,445	-	-
Net income available to common shareholders	$ 102,511	$ 222,713	$ 233,523
Net income per common share, basic	$ 2.14	$ 4.62	$ 4.82
Net income per common share, diluted	$ 2.11	$ 4.52	$ 4.66
Shares used to compute net income per common share, basic	47,930	48,234	48,477
Shares used to compute net income per common share, diluted	48,570	49,290	50,063
Dividends per common share	$ 1.92	$ 1.84	$ 1.64

CONDENSED CONSOLIDATED BALANCE SHEETS

Dollars in thousands	2008	2007
	December 31,	
Assets		
Cash and cash equivalents	$ 424,265	$ 454,069
Securities[1]	2,440,468	2,756,010
Net loans	12,220,213	11,462,115
Other assets	1,370,569	1,217,096
Total assets	$ 16,455,515	$ 15,889,290
Liabilities and Shareholders' Equity		
Deposits	$ 12,652,124	$ 11,822,505
Borrowings	1,440,806	2,151,435
Other liabilities and minority interest	318,571	259,743
Total liabilities and minority interest	$ 14,411,501	$ 14,233,683
Total shareholders' equity	2,044,014	1,655,607
Total liabilities and shareholders' equity	$ 16,455,515	$ 15,889,290

[1] Includes trading account securities.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Dollars in thousands	For the year ended December 31, 2008	2007
Beginning balance	$ 1,655,607	$ 1,490,843
Adjustment to initially apply FASB Interpretation 48	-	(28,036)
Balance, January 1	1,655,607	1,462,807
Net income	104,956	222,713
Other comprehensive (loss) income, net of tax	(38,673)	32,110
Issuance of shares for stock options	20,480	25,907
Issuance of preferred stock	389,867	-
Issuance of common stock warrants	10,133	-
Stock-based employee compensation expense	14,755	13,854
Tax benefit from stock options	2,905	5,026
Dividends on preferred stock	(2,223)	-
Dividends paid on common stock	(92,886)	(89,375)
Repurchased shares, net	(21,694)	(105,450)
Issuance of shares for acquisition	-	88,015
Net change in deferred compensation plans	787	-
Ending balance	$ 2,044,014	$ 1,655,607

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in thousands	2008	For the year ended December 31, 2007	2006
Cash Flows from Operating Activities			
Net income	$ 104,956	$ 222,713	$ 233,523
Adjustments to net income	206,872	(90,001)	(94,191)
Net cash provided by operating activities	311,828	132,712	139,332
Cash Flows from Investing Activities			
Purchases and sales or maturities of securities, net	194,250	596,720	1,010,052
Loan originations net of principal collections	(901,208)	(847,442)	(1,115,555)
Acquisition of BBNV, net of cash acquired	-	(53,953)	-
Acquisition of CWA, net of cash acquired	-	(101,292)	-
Other, net	(39,434)	(52,538)	(37,382)
Net cash used by investing activities	(746,392)	(458,505)	(142,885)
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	829,619	(791,429)	34,344
Net (decrease) increase in borrowings	(733,664)	1,124,129	229,955
Issuance of preferred stock	389,867	-	-
Issuance of common stock warrants	10,133	-	-
Dividends paid on common stock	(92,886)	(89,375)	(80,126)
Other, net	1,691	(74,517)	(132,586)
Net cash provided by financing activities	404,760	168,808	51,587
Net (decrease) increase in cash and cash equivalents	(29,804)	(156,985)	48,034
Cash and cash equivalents at beginning of year	454,069	611,054	563,020
Cash and cash equivalents at end of year	$ 424,265	$ 454,069	$ 611,054

DATA ON COMMON STOCK

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2008			
March 31	$ 60.00	$ 48.57	$ 0.48
June 30	51.75	40.98	0.48
September 30	65.35	37.60	0.48
December 31	57.56	34.97	0.48
2007			
March 31	$ 75.39	$ 68.00	$ 0.46
June 30	78.39	72.30	0.46
September 30	78.00	69.00	0.46
December 31	72.97	59.10	0.46

STOCKHOLDER RETURN GRAPH

City National Corporation
Total Return Performance



150
125
100
75
50
25
INDEX VALUE
City National Corporation
SNL Bank >$10B Index
S&P 500
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
			Period Ending			
City National Corporation	100.00	116.08	121.44	122.16	104.87	88.97
SNL Bank >$10B Index	100.00	111.17	113.02	132.78	103.34	56.91
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53

Source: SNL Financial LC, Charlottesville, VA ©2009; Standard & Poor's Web site. Used with permission from standardandpoors.com.

The stockholder return graph compares the total cumulative stockholder return on the corporation's common stock to the total cumulative returns of the SNL Bank >$10B Index and the Standard & Poor's 500 Index. Each line on the stockholder return graph assumes that $100 was invested in the corporation's common stock and the respective indices on December 31, 2003, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated February 26, 2009, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 1 to the consolidated financial statements, in 2008 City National Corporation changed its method of accounting for fair value and in 2007 City National Corporation changed its method of accounting for uncertainty in income taxes.

KPMG LLP

Los Angeles, California
February 26, 2009

FORM 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2008, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower Street, 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to investor_relations@cnb.com.

City National (a) has filed the CEO/CFO certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an Exhibit to its Form 10-K for the year ended December 31, 2008, (b) has submitted to the NYSE the 2008 Annual CEO Certification regarding compliance with the NYSE corporate governance listing standards and (c) has provided in its Form 10-K for the year ended December 31, 2008 (i) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2008, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (ii) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on the effectiveness of internal control over financial reporting.

BOARD OF DIRECTORS

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Richard L. Bloch
Partner
CLB Partners

Kenneth L. Coleman
Chairman
Accelrys, Inc.

Linda Griego
President and
Chief Executive Officer
Griego Enterprises, Inc.

Ashok Israni
President and Chairman
Pacifica Companies

Michael L. Meyer
Managing Principal
AMG Realty Investors, LLC

Chief Executive Officer
Michael L. Meyer Company

Ronald L. Olson
Partner
Munger, Tolles & Olson LLP

Bruce Rosenblum
President
Warner Bros. Television Group

Peter M. Thomas
Managing Partner
Thomas & Mack Co. LLC

Kenneth Ziffren
Partner
Ziffren Brittenham LLP

EXECUTIVE COMMITTEE

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer
City National Bank and
City National Corporation

Rodney F. Banks
Executive Vice President
Commercial Banking

John Beale
Executive Vice President and
Chief Information Officer

George H. Benter, Jr.
Vice Chairman
City National Bank

Robert Brant
Executive Vice President
Northern California

Michael B. Cahill
Executive Vice President,
General Counsel
and Secretary
City National Bank and
City National Corporation

James R. Daley
Executive Vice President
Treasury Services

Kevin P. Dunigan
Executive Vice President
Core Banking

Brian Fitzmaurice
Executive Vice President and
Chief Credit Officer

Mark J. Forbes
Executive Vice President
Real Estate

Richard Gershen
Executive Vice President
Wealth Management

John Guedry
Executive Vice President
Nevada

Martha Henderson
Executive Vice President
Entertainment

Robert M. Iritani
Executive Vice President
Specialty Banking

Marianne Lamutt
Executive Vice President
Human Resources

Gwen Miller
Executive Vice President
Private Client Services –
Los Angeles

Thomas R. Miller
Executive Vice President
Marketing

Michael Pagano
Executive Vice President
Private Client Services

John Pedersen
Executive Vice President and
Senior Risk Management
Officer
City National Bank and
City National Corporation

T. Richard Shier
Executive Vice President
Banking and Investment
Services

Richard A. Weiss
Executive Vice President and
Chief Investment Officer

INDUSTRY SPECIALTIES AND SERVICES

ENTERTAINMENT

Martha Henderson, EVP
Manager
(310) 888-6200

Richard V. McCune, SVP
Team Manager
(917) 322-5200

Pat Wheeler, SVP
Team Manager
(310) 888-6200

Mary Yoel, SVP
Team Manager
(310) 888-6200

Dan Zbojniewicz, SVP
Team Manager
(310) 888-6200

REAL ESTATE

Mark J. Forbes, EVP
Manager
(213) 673-8222

John Finnigan, SVP
Los Angeles
(213) 673-8888

Michael Kazemzadeh, SVP
Orange County
(949) 724-4180

Paige Serden, SVP
Los Angeles
(213) 673-8220

Robert Sherrard, SVP
Northern California
(650) 812-8315

Jeffrey D. Stites, SVP
San Diego
(858) 642-4974

SPECIALTY BANKING

Robert Iritani, EVP
Manager
(213) 673-9010

Agribusiness
Jim Ramirez, SVP
(213) 673-8808

Corporate Banking
Steve Sloan, SVP
(213) 673-9011

Franchise Finance
David Sandoval, SVP
(213) 673-9026

International-
Foreign Exchange
Steve Glynn, SVP
(925) 274-2786
(213) 673-8656

International-
Global Markets
Rosie Jen, SVP
(213) 673-9031

International-
Import Finance
Stewart Ekelund, VP
(213) 673-8607

International-
Interest Rate Derivatives
Bo Willis, SVP
(213) 673-8383

Municipal Lending
David Sandoval, SVP
(213) 673-9026

TREASURY SERVICES

James R. Daley, EVP
Manager
(213) 673-9494

Cash Management-California
Ted Miller, SVP
(213) 673-9421

Cash Management-
Entertainment
Barbara Allen-Watkins, SVP
(310) 888-6011

Cash Management-Nevada
Corby White, SVP
(775) 783-7008

Correspondent Banking
Patricia Hausknost, SVP
(213) 673-8886

Specialty Deposits
Phil Petrozzi, SVP
(714) 228-7720

SPECIALIZED SERVICES

Asset Based Lending
Leslie Reuter, SVP
(213) 673-8910

Community Reinvestment
Sal Mendoza, SVP
(213) 673-9613

Equipment Leasing
David Maurer, SVP
(213) 673-8929

Government Lending
Robert Flores, Jr., SVP
(213) 673-8181
(800) 722-5945

Income Property/
Mortgage Banking Services
Allen Matchie, SVP
(213) 673-8877

Technology Banking
Arlene Gould, SVP
(925) 274-5120

INVESTMENT SERVICES

City National
Asset Management
Richard A. Weiss
Executive Vice President and
Chief Investment Officer
(310) 888-6314

City National Securities, Inc.
Member FINRA/SIPC
Michael Nunnelee
(800) 280-1464

Convergent Capital
Management LLC
Richard H. Adler
President and
Chief Executive Officer
(312) 444-6000

Convergent Wealth
Advisors, LLC
Steve Lockshin
Chairman and
Chief Executive Officer
(301) 770-6300

REGIONAL AND COMMERCIAL BANKING CENTERS

CALIFORNIA

City National Center, Beverly Hills
Commercial Banking Services
(213) 673-8712

Private Client Services
(310) 888-6126

Century City Regional Center
Commercial Banking Services
(213) 673-8712

Private Client Services
(310) 282-2929

Inland Empire Regional Center, Riverside
Commercial Banking Services
(951) 276-8881

Private Client Services
(949) 223-4047

Long Beach Regional Center
Commercial Banking Services
(562) 624-8648

Private Client Services
(213) 673-8767

Los Angeles Regional Center
Commercial Banking Services
(213) 673-8712

Private Client Services
(213) 673-8767

North Orange County Commercial Banking Center
Commercial Banking Services
(714) 228-7726

Oakland Regional Center
Commercial Banking Services
(510) 287-3185

Private Client Services
(415) 576-2784

Ontario Commercial Banking Center
Commercial Banking Services
(909) 476-7990

Orange County Regional Center, Irvine
Commercial Banking Services
(949) 223-4078

Private Client Services
(949) 223-4047

Palo Alto Regional Center
Commercial Banking Services
(510) 574-1924

Private Client Services
(415) 576-2784

San Diego Regional Center, La Jolla
Commercial Banking Services
(858) 642-4970

Private Client Services
(858) 642-4955

San Fernando Valley Regional Center, Sherman Oaks
Commercial Banking Services
(818) 382-1507

Private Client Services
(310) 282-2929

San Francisco Regional Center
Commercial Banking Services
(415) 576-2726

Private Client Services
(415) 576-2784

South Bay Commercial Banking Center, Fremont
Commercial Banking Services
(510) 574-1924

Ventura County Regional Center, Oxnard
Commercial Banking Services
(805) 981-2743

Private Client Services
(310) 282-2929

Walnut Creek Regional Center
Commercial Banking Services
(925) 274-5120

Private Client Services
(415) 576-2784

NEVADA

Las Vegas Regional Center
Corporate Lending
(702) 952-4420

Private Client Services
(702) 952-4445

Real Estate
(702) 952-5986

Northern Nevada Commercial Banking Center
Commercial Banking Services
(775) 885-1227

NEW YORK

New York Regional Center
Commercial Banking Services
(917) 322-5200

Entertainment
(917) 322-5200

Legal and Private Client Services
(917) 322-5200

BANKING OFFICES

CALIFORNIA

Alameda County

Fremont
(510) 574-1900

Oakland*
(510) 287-3140

San Leandro
(510) 347-3410

Contra Costa County

Walnut Creek*
(925) 274-2740

Los Angeles County

Beverly Hills*
(310) 888-6000

Burbank
(818) 238-2400

Century City
(310) 888-6850

Century City Towers*
(310) 282-7800

Chatsworth
(818) 773-4440

City of Commerce
(323) 838-4000

City of Industry
(562) 463-2000

Encino
(818) 905-4100

Glendale
(818) 265-5620

Long Beach-Main*
(562) 624-8600

Long Beach-Marina
(562) 936-5800

Los Angeles Airport
(310) 342-4500

Los Angeles-Bunker Hill
(213) 253-4366

Los Angeles-City National Plaza*
(213) 673-9909

Los Angeles-Fairfax
(323) 634-7200

Los Angeles-Pershing Square
(213) 347-2200

Manhattan Beach
(310) 536-4821

Pasadena
(626) 432-7100

Santa Monica
(310) 264-2900

Sherman Oaks*
(818) 382-1400

Studio City
(818) 487-7500

Studio City Convenience Center
(818) 487-7500

Sun Valley
(818) 252-3020

Torrance
(310) 793-5700

Universal City
(818) 487-1040

Valencia
(661) 291-3166

West Hollywood
(310) 888-6800

West Los Angeles
(310) 445-3640

Westwood
(310) 888-6950

Woodland Hills
(818) 227-4300

Orange County

Anaheim
(714) 704-4944

Irvine
(949) 862-7000

Irvine-Orange County Airport*
(949) 223-4000

La Palma
(714) 228-7700

Los Alamitos
(562) 936-5840

Newport Beach
(949) 718-4466

South Orange County
(949) 754-1500

Riverside County

Riverside*
(951) 276-8800

San Bernardino County

Ontario
(909) 476-7980

San Diego County

Carlsbad
(760) 918-2140

La Jolla*
(858) 642-4900

San Diego
(619) 238-7460

San Francisco County

San Francisco*
(415) 576-2700

San Francisco-Montgomery Street
(415) 576-2400

San Mateo County

Burlingame
(650) 696-6400

Santa Clara County

Palo Alto*
(650) 812-8300

Ventura County

Camarillo
(805) 384-2100

Oxnard*
(805) 981-2700

Ventura
(805) 677-4200

Westlake Village
(805) 777-8740

NEVADA

Carson County

Carson City
(775) 885-1230

Clark County

Cheyenne
(702) 968-3050

Hughes Center
(702) 968-2277

Summerlin Centre*
(702) 952-5969

Tropicana
(702) 968-2363

Twain
(702) 948-1979

Douglas County

Carson Valley
(775) 783-7037

Washoe County

McCarran
(775) 828-8118

NEW YORK

New York*
(917) 322-5200

* *Banking Office is located in a City National Regional Center.*

City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210


CITY NATIONAL BANK
The way up.®


Mixed Sources
FSC


EQUAL HOUSING
LENDER